

2003 Annual Report

ecology and
environment, inc.

INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT


NAS Oceana/NALF Fentress

As part of our environmental impact assessment work, E&E routinely conducts public hearings and meetings in behalf of clients to obtain citizen input on often controversial actions such as closing a Navy base or introducing new types of aircraft at a Naval Air Station.



A Company specialist samples pore water at a former portable chemical storage tank area on Prudhoe Bay in Alaska.

Printed with soy-based inks on recycled paper.

WORKING TOGETHER, FINDING SOLUTIONS[sm]

Ecology and Environment, Inc. ("E&E" or "the Company") is a broad-based environmental consulting and analytical firm with specialists in more than 75 scientific, engineering and technical disciplines. We operate from 25 offices throughout the United States, plus subsidiaries and affiliates around the world. Our underlying philosophy is to provide professional services worldwide, so that sustainable economic and human development may proceed with minimum negative impact on the environment.

The Company offers a broad range of environmental consulting services. These include: homeland protection; vulnerability analyses; industrial hygiene and occupational health studies; environmental audits; environmental impact assessments; terrestrial, aquatic and marine surveys; air quality management and air toxics pollution control; environmental engineering; wastewater analyses; water pollution control; noise pollution evaluations; archaeological and cultural resource studies; environmental infrastructure planning; air, water and groundwater monitoring and analytical laboratory services.

E&E is involved in pollution prevention, brownfield and alternative energy development, wetlands protection and land banking, environmental forensics, aquaculture development, litigation support, and antiterrorist environmental program support. E&E's services related to toxic, hazardous, nuclear and solid waste disposal management include: underground storage tank (UST) programs; remedial engineering design and project management; oil and chemical spill prevention and emergency response. We also provide services related to homeland protection including chemical, biological and nuclear threat evaluation, field monitoring and counterterrorist emergency response. E&E services are available worldwide.



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1998
1999
2000
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2002
2003

FINANCIAL HIGHLIGHTS

	Fiscal year ending July 31 2003	2002	Change
Net revenues ('000s)	$90,490	$73,408	+23%
Net income ('000s)	(1,202)	1,409	–185%
Net income per common share from continuing operations	$0.95	0.77	+23%
Net income per common share	(0.30)	0.35	–186%
Cash dividends declared per common share	0.33	0.32	+3%
Weighted average common shares outstanding Basic	3,996,796	4,069,848	-1.9 %
Diluted	4,050,485	4,072,694	-0.6%



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4
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0
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-6
1998
1999
2000
2001
2002
2003
Net income from continuing operations
Net income (loss) from discontinued operations
Total net income (loss)

Working Together, Finding Solutions[SM] is an E&E service mark.

Company Achieves Record Revenues with Increased Earnings from Continuing Operations

The fiscal year 2003 was one of record growth and, at the same time, a major disappointment. Gross revenues exceeded $100 million for the first time in the Company's history. However, we also experienced a net loss from discontinued operations at our Costa Rican shrimp farm subsidiary. E&E's net revenues for the fiscal year ended July 31, 2003 were $90.5 million, up 23% from the $73.4 million reported for fiscal year 2002. Net income from continuing operations for fiscal year 2003 was $3.8 million or $.95 per share, up 23% from the $3.1 million or $.77 per share reported in the prior year. The net loss from discontinued operations for fiscal year 2003 was $5.0 million or $1.25 per share, resulting in an overall net loss for the fiscal year of $.30 per share.



E&E is supporting Alaska's Cruise Ship Compliance Program by conducting emission observations including opacity monitoring of the stacks of commercial vessels operating in Cordoba, Kodiak, Seward, Valdez and Whittier harbors.

This year's increase in net revenues ranged across a broad spectrum of clients. Work in Kuwait and Saudi Arabia increased 73% to $20.6 million, while net revenues from commercial clients were $13.8 million, up 60% from the $8.6 million reported in fiscal year 2002. Approximately $4.6 million of the increased net revenues in the Middle East were attributable to the five year, $19.0 million contract signed in September 2002 with the Kingdom of Saudi Arabia for the implementation of public health claim studies. Net revenues reported from the U.S. Department of Defense (DoD) were $15.2 million for fiscal year 2003, up 20% from the $12.7 million reported in fiscal year 2002.

E&E's Board of Directors decided to discontinue our Costa Rican shrimp farm operation, Frutas Marinas del Mar S.A. Although we expected to eventually be able to overcome disease and successfully produce healthy shrimp, it was felt that it was not prudent to continue to risk further operating losses. Consequently, during the fourth quarter of fiscal year 2003, the Company recognized an impairment loss of $5.0 million on discontinued operations ($3.0 million net of tax) and placed the entire shrimp farm operation up for sale.

E&E Supports Global Sustainable Growth

In November 2002, E&E, our subsidiary, Walsh Environmental Scientists and Engineers, LLC, ("Walsh"), and TEPE, our Turkish partner, were awarded two contracts totaling about $1.2 million from BOTAS, a Turkish state-owned oil company, for the final leg of a 932-mile (1,500-km) pipeline carrying crude oil from Caspian Sea oilfields. Our team provides environmental oversight and development of an ISO 14001-compliant environmental management system for constructing portions of a pipeline running from northeastern Turkey to the Mediterranean port of Ceyhan.

The Company is providing environmental permitting support for several projects to import liquefied natural gas (LNG) to the U.S.A. by tanker. We are providing services to clients in the Northeast United States and Gulf of Mexico and are addressing various environmental and permitting requirements.

E&E, Kazakhstan is conducting an audit to identify pollution sources along 839 miles (1,350 km) of the Caspian Sea coastline and to determine the priority and best method for cleanup, and its estimated cost. The subsidiary is also delineating the extent and volume of contaminated soil at an area of PetroKazakhstan's Kumkol oilfield, evaluating alternative remedies and recommending a cleanup approach.

Company specialists presented articles on the Uzen Oilfield Rehabilitation Project at the World Summit on Sustainable Development in Johannesburg, South Africa and a conference in Kiev, Ukraine. They described E&E's role in the Caspian Sea oilfields cleanup and how our innovative revegetation and waste oil recovery techniques are recouping $30 million for our client.

Our German subsidiary, E&E Umwelt-Beratung GmbH, is conducting environmental risk assessments for the Thuringia Ministry for Agriculture, Environmental Protection and Nature Conservation for nine federally-owned industrial sites that the German government plans to sell to the state.

E&E and our Chilean subsidiary, Gestion Ambiental Consultores, S.A., executed a contract through the International Development Bank to conduct an environmental audit for the $400 million Costanera Norte Toll Road planned for Santiago,

Chile. The audit comprehensively assessed the environmental, social and safety issues involved in building and operating a superhighway that will traverse the city.

In China, E&E is evaluating solid waste management programs, charging mechanisms and ways to achieve source reductions for the Shanghai Municipal Solid Waste Project. Work is progressing on our environmental improvement project in Shandong Province.

Defense and Other Federal Markets Remain Active

The U.S. Air Force Space Command initiated ten new tasks under its multi-year basic ordering agreement including: wastewater technology assistance at Vandenberg and New Boston Air Force Bases (AFBs), a wastewater study at Cape Canaveral, oil/water separator evaluations at Patrick AFB, a spill prevention and pollution control plan at F.E. Warren AFB and storm water pollution prevention programs at F.E. Warren and Buckley AFBs. In addition, we are conducting Clean Water Act compliance studies at Buckley and a pollution prevention and solid waste management plan at F.E. Warren AFB.

The Company completed the design for a mitigation wetland in the Three Mile Creek Basin at the former Griffiss AFB in Rome, NY. The project is unique in that we had to conduct an ecological risk profile of PCBs, metals, and semivolatile organic compounds in the floodplain where the wetland will be constructed.

As in many states, over 40% of Montana's National Pollutant Discharge Elimination System (NPDES) permits are currently expired and awaiting state review for re-issuance. To eliminate the backlog, the U.S. Environmental Protection Agency (EPA) awarded E&E the first task under a new National Watershed Management Contract to work with the Montana Department of Environmental Quality and EPA's Region 8 to review the filings.

Our Walsh subsidiary successfully assumed several sizeable Federal contracts through a novation process. Two contracts with the U.S. Forest Service involve sanitary surveys and microscopic particulate analyses throughout the agency's Region 2. Walsh also assumed contract work at the Denver Federal Center for the Federal Highway Administration to perform groundwater monitoring for chlorinated solvents that leaked from underground storage tanks at the materials testing laboratory there years ago. In addition, Walsh assumed a contract for modifying the current base closure plan and undertaking a health and safety plan at Luke AFB.

A combined E&E/Walsh team executed a 6-month contract for the U.S. Bureau of Land Management (BLM) to revise the resource management plan and develop an environmental impact statement for its Roan Plateau planning unit in Colorado. We completed several tasks under our third-party environmental monitoring contract with BLM for parts of a 973-mile (1,565 km) Texas to California fiber optic telecommunications line.

Homeland Protection Markets Increase

The second congressionally-mandated "top officials" national weapons of mass destruction (WMD) terrorism exercise (TOPOFF 2) was held during the week of 12 May 2003. Responders from E&E's Seattle, Portland, Anchorage and Buffalo offices provided counterterrorism preparedness services under contract to EPA for this nationwide event. Our specialists participated in a mock scenario involving a radiological dispersion device or "dirty bomb" detonation near downtown Seattle, a simulated biological attack in Chicago and a terrorist attack scenario in Washington, D.C.

We're Enhancing Emergency Preparedness for Major Energy Corporations

The Company recently obtained contracts to provide quick turnaround security preparedness services for energy industry clients. We are doing vulnerability assessments for 69 bulk holding and transfer terminals servicing tanker trucks, rail tankers and barges. We are also developing facility security plans. E&E is assessing security for several facilities under development in Venezuela by a major petroleum exploration and production company.



In October 2003, E&E'S Analytical Services Center (ASC) participated in a performance evaluation study to test the protocol in a simulated emergency contamination situation. Our facility was informed in the morning that the drill was taking place and, approximately one hour later, it received the test sample. Within two hours, the laboratory provided a preliminary analysis and by 6:00 p.m. the ASC had completed all its testing and reported its results.

The EPA's Water Protection Task Force is currently developing a document entitled "Planning and Responding to Contamination Threats to Drinking Water Systems" that will be used to assist in developing and testing laboratories' emergency response plans. The task force invited the ASC's operations manager to participate as a peer reviewer of the section concerning chemical contaminants. Our ASC was the only independent laboratory in the nation engaged both to test samples and participate in the publication review process.

E&E has entered into a master services agreement with a British corporation to provide homeland security, emergency planning, training and consulting services for its offshore production platforms in the Gulf of Mexico and to support its vessels and onshore administrative facilities.

Building upon our previously completed anthrax programs, E&E is evaluating first responder WMD-response capabilities in the New York City and Boston metropolitan areas for the Northeast's largest distributor of natural gas. New York City's major energy supplier signed a three-year contract worth an estimated $500,000 with E&E's Analytical Services Center for routine analytical testing for its manufactured gas plant sites.

Homeland Protection Projects Expand at Local Levels

In January 2003, the City of Racine, WI contracted with E&E to develop a public health department-based bioterrorism prevention and response program. Programs with several other municipalities are in various stages of completion.

Erie County, NY signed an agreement with the Company to develop the Western New York Regional Coalition for Emergency Preparedness and Homeland Protection. We are assisting the county with grant applications to obtain federal funds for equipment and training scenarios. E&E is the only vendor authorized to provide all New York state and municipal agencies with planning and training services regarding environmental contaminants released as a result of chemical, biological and nuclear warfare.

State and Local Government Work Advances in Traditional Environmental Areas

As part of our contract work with the Alaska Department of Environmental Conservation, E&E has facilitated rule-making negotiations and provided technical input to help update state groundwater regulations. The services provided by our Anchorage office cover emissions control, waste management, and spill response pertaining to commercial vessels, particularly cruise ships.

In February 2003, the City and County of Denver renewed a three-year basic ordering contract valued up to $480,000 with our Walsh subsidiary covering asbestos, lead-based paint and industrial hygiene concerns. Tasks under the contract include asbestos inspections at the Denver County Jail and Denver Coliseum.

An E&E team assisted the City of New York by interpreting environmental data for Sound View Park in The Bronx, where lead and petroleum contamination had been reported. Another team provided a Phase I environmental site assessment, wetland surveys, and environmental support for the new Corbin Street Intermodal Rail Transfer Facility planned by the Port Authority of New York and New Jersey in Newark, NJ.



Left, Center: In February 2003, Metra, the Commuter Rail Division of Chicago's Regional Transportation Authority, awarded E&E a two-year, blanket contract for environmental inspection and testing services associated with railroad operations. Our initial project was to prepare and submit air pollution control permit applications for four Metra maintenance facilities located in Chicago and Blue Island, IL.

Right: E&E specialists meet with municipal officials at the Central Air Monitoring Station in Nanjing, the capital of China's Kiangsu Province.

Walsh Partners with Imaging Firm to Offer High-Resolution Satellite Imagery

Walsh has become a value-added reseller of satellite imagery that can provide 1-meter color and 2.4-meter multispectral imagery for any location in the world. Our subsidiary has teamed up with Space Imaging, Inc. (SI), a leading supplier of visual information products and services derived from space imagery and aerial photography. Walsh has partnered with SI to provide high-resolution satellite imagery support to delineate and map oil lakes and impacted areas, and to gain visual access to an ammunition area, for existing projects in Peru and Kuwait. Walsh expects to extend SI's market penetration beyond DoD, which now accounts for 80% of its business, by introducing its imaging systems to the oil and gas industries.

Our Business Is on the Upswing

In a move designed to strengthen the Company's ability to serve existing clients as we expand into challenging new markets, the Board of Directors recently appointed seven new vice presidents. The new corporate officers located in Lancaster are: Nancy Aungst, manager of the Buffalo Corporate Center technical staff; Timothy Grady, P.E., who directs several projects for the Army Corps of Engineers and Air Force; Kevin Neumaier, P.E., head of the information and management systems group; George Rusk, J.D., manager of the regulatory analysis and litigation support group; and George Welsh, who oversees Company environmental assessment projects for the energy industry. Also promoted were: Gerry Gallagher, III, who supervises E & E Gulf Coast operations and manages the Tallahassee regional office; and Richard Rudy, P.G., C.P.G., who provides corporate liaison with Walsh Environmental in Boulder, CO.

The world has become a more dangerous place since our last annual report. Our domestic economy continues to improve, particularly with regard to energy development, one of E & E's major markets. Recognizing that global instability has opened new business opportunities to support homeland security with our professional expertise, while the improved domestic economy expands opportunities to serve our traditional markets, we feel optimistic about E & E's future. We feel that our decision to sell our Costa Rican subsidiary's shrimp farm has set the stage for increased profitability in the coming years.

Gerhard J. Neumaier, Chairman and President
Ecology and Environment, Inc.



Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

At July 31, 2003 the Company had a working capital balance of $27.5 million, down $2.8 million from the $30.3 million balance reported at July 31, 2002. Cash and cash equivalents decreased $1.7 million as a result of a $8.0 million increase in contracts receivable, a $1.4 million increase in income taxes, a $1.6 million decrease in other current assets, a $2.4 million increase in the current portion of long-term debt and a $2.2 million increase in other accrued liabilities. The increase in contracts receivable was mainly attributable to the Saudi Arabia and Kuwait contracts entered in to by the Company's subsidiaries during fiscal year 2002. As of July 31, 2003 the Company has receivables outstanding on the Saudi and Kuwait contracts of $6.6 and $10.8 million respectively. Net advances on these contracts at July 31, 2003 are $11.2 million, which are backed by letters of credit. The increase in short-term debt was due to a bank overdraft of $2.1 million during the month of July 2003. Deposits to offset the overdraft were received in early August 2003.

The Company maintains an unsecured line of credit of $20.0 million with a bank at 0.5% below the prevailing prime rate. A second line of credit is available at another bank for up to $13.5 million, exclusively for letters of credit. The Company has outstanding letters of credit (LOCs) at July 31, 2003 in the amount of $16.8 million. These LOCs were obtained to secure advance payments and performance guarantees for contracts in the Middle East. Other than the LOCs, there are no outstanding borrowings under the lines of credit and there is $16.7 million of line still available at July 31, 2003. There are no significant additional working capital requirements pending at July 31, 2003.

The Company has obtained two waivers from covenants under one of its bank line of credit agreements. The waivers were necessary as a result of the reported impairment loss of the shrimp farm operation and the $2.1 million bank overdraft in one of the Company's foreign bank accounts. The first waiver reduced the required minimum tangible net worth from $43.0 million to $39.0 million excluding Accumulated Other Comprehensive Income and intangible assets. Tangible net worth at July 31, 2003 as defined by the covenant is $40.0 million. The second waiver eliminates the minimum current ratio required (defined as total current assets less deferred income taxes minus total current liabilities) of 1.8:1 for the fiscal year ended July 31, 2003. The current ratio at July 31, 2003 as defined by the covenant is 1.69:1.

Results of Continuing Operations

Net Revenue

Net revenues for fiscal year 2003 were $90.5 million, up 23% from the $73.4 million reported in fiscal year 2002. Net revenues for the fourth quarter of fiscal year 2003 were $25.9 million, up 22% from the $21.2 million reported in the fourth quarter of fiscal year 2002. The Company reported an increase in net revenues for fiscal year 2003 across a broad range of customers. The Company's contracts in Saudi Arabia and Kuwait together with increases in net revenues from various commercial and US Department of Defense (DoD) clients accounted for the majority of the increase. The work in Kuwait and Saudi Arabia increased 73% in fiscal year 2003 to $20.6 million, while commercial net revenues were $13.8 million, up 60% from the $8.6 million reported in fiscal year 2002. Net revenues reported for DOD clients were $15.2 million for fiscal year 2003, up 20% from the $12.7 million reported in fiscal year 2002. Walsh Environmental, one of the Company's subsidiaries, reported net revenues of $7.2 million, up 29% from the $5.6 million reported in the prior year. Net revenue from the U.S. Environmental Protection Agency (EPA) and various state agencies fell 10% and 4% respectively.

The Saudi Arabia and Kuwait contracts along with various commercial clients accounted for the majority of the increase in net revenues for the fourth quarter of fiscal year 2003. The Company's Analytical Services Center (ASC) reported net revenues of $5.8 million for fiscal year 2003 and $1.9 million in the fourth quarter, a 69% increase in net revenues for the fourth quarter and a total increase of 38% for the fiscal year. The ASC's increased volume is attributable to $1.4 million of samples received under the Kuwait contract. Walsh Environmental reported net revenues of $2.0 million for the fourth quarter of fiscal year 2003, up 54% from the $1.3 million reported in the fourth quarter of fiscal year 2002.

Net revenues for fiscal year 2002 were $73.4 million, up from the $73.1 million reported in fiscal year 2001. Net revenues for the fourth quarter of fiscal year 2002 were $21.2 million, up 18% from the $18.0 million reported in fiscal year 2001. The increase in net revenues was attributable to the Saudi and Kuwait contracts, which were signed during the first and second quarters of fiscal year 2002, respectively. These contracts reported net revenues for fiscal year 2002 of $11.3 million, of which net revenues of $4.5 million were attributable to the fourth quarter of fiscal year 2002. State government and agency clients reported net revenues for the fourth quarter of fiscal year 2002 of $3.9 million, up from the $3.0 million reported in the fourth quarter of the prior year. For fiscal year 2002, these state government and agency clients reported an increase in net revenues of $4.6 million over the prior year. The fiscal year increases in net revenues were offset by a decrease of $11.4 million from the EPA.

Income from Continuing Operations before Income Taxes and Minority Interest

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2003 was $7.4 million, up 45% from the $5.1 million reported in fiscal year 2002. For the fourth quarter of fiscal year 2003, the Company's income from continuing operations before income taxes and minority interest was $1.95 million, up 20% from the $1.63 million reported in fiscal year 2002. The increase in income before income taxes and minority interest was mainly attributable to increased volume and resulting efficiencies in administrative and indirect expenses. Marketing costs held steady despite the 23% increase in net revenues. The Company's ASC reported an operating loss of $132,000 for fiscal year 2003 and an operating income of $32,000 for the fourth quarter, which represents a 112% increase in operating income for the fourth quarter and a total decrease in operating loss of 86% for the fiscal year. The ASC has benefited from additional sales revenue of approximately $1.4 million under the Kuwait contract and improved production efficiencies due to utilization of new equipment and testing methods. Walsh Environmental reported operating income of $197,000 for the fourth quarter of fiscal year 2003, an increase of 110% over the prior year.

The Company's income from continuing operations before income taxes and minority interest for fiscal year 2002 was $5.1 million, up 4% from the $4.9 million reported in fiscal year 2001. For the fourth quarter of fiscal year 2002, income before income taxes and minority interest was $1.6 million, up 23% from the $1.3 million reported in the prior year. The increase in income from continuing operations before income taxes and minority interest was mainly attributable to an increase in work from our international and state clients, along with efficiencies in administrative and indirect expenses. The new contracts in Saudi Arabia and Kuwait were the basis for the increase in international work.

Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its Costa Rican shrimp farm operation, Frutas Marinas S.A. The farm had failed to achieve planned production estimates. Operations management was unable to control repeated outbreaks of disease, primarily White Spot Syndrome virus resulting in repeated operating losses for the last three years all amid depressed selling prices for the shrimp. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and has embarked on a program to liquidate the assets of the shrimp farm within one year. In accordance with Financial Accounting Standards No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviewed the assets of Frutas Marinas S.A. to determine the extent of the impairment loss in the carrying value of these assets. The Company has estimated the fair value of assets based on an appraisal of the property for general farm use (the predominate land use surrounding the farm) due to the anticipated difficulty in selling the property as a shrimp farm operation. As a result, the Company has recognized an impairment loss on discontinued operations of $5,007,364 ($3,010,005 net of tax) during the fourth quarter of fiscal year 2003.

The shrimp farm operation reported a loss before taxes of $2.6 million for fiscal year 2002, an increased loss of $1.6 million from the prior fiscal year. For the fourth quarter of fiscal year 2002, the farm reported a loss before taxes of $1.1 million, an increased loss of $893,000 from the fourth quarter of fiscal year 2001. The farm was nearing full production when it was once again infested with the White Spot Syndrome virus during the fourth quarter of fiscal year 2002 and was forced to write off over $800,000 in inventory infected with the virus.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations* (ARO), which became effective for the Company for the fiscal year ended July 31, 2003. SFAS No. 143 requires that contractual obligations associated with the retirement of tangible long-lived assets be recorded as a liability when those obligations are incurred, with the amount of the liability measured at discounted fair value. The ARO would be capitalized and depreciated over the useful life of the related asset. Upon adoption of the final statement, an entity will use a cumulative-effect approach to recognize transition amounts for existing ARO liabilities, asset retirement costs, and accumulated depreciation. Adoption of this statement did not materially impact the Company's financial statements.

In 2002, the FASB issued SFAS No. 146, *Accounting for Exit or Disposal Activities*, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. This statement did not have a significant impact on the Company's financial statements.

The FASB issued interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees including Indirect Guarantees of Indebtedness of Others* (FIN No. 45), in late 2002. FIN No. 45 requires the fair-value measurement and recognition of a liability for the issuance of certain guarantees issued or modified on January 1, 2003 or after. The Company has considered the enhanced disclosure requirements required by FIN No. 45. Implementation of the fair-value measurement and recognition provisions of FIN No. 45 in 2003 did not have a material impact on the Company's financial statements.

In addition, in January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN No. 46). FIN No. 46 provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Certain provisions of FIN 46 were deferred but are not applicable to the Company. Implementation of FIN No. 46 in 2003 did not have a material impact on the Company's financial statements.

Critical Accounting Policies and Use of Estimates

Management's discussion and analysis of financial condition and results of operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, allowance for doubtful accounts, inventories, income taxes, impairment of long-lived assets and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following accounting policies involve its more significant judgments and estimates used in the preparation of its consolidated financial statements. The Company maintains reserves for cost disallowances on its cost based contracts as a result of government audits. However, final rates have not been negotiated under these audits since 1989. The Company has estimated its exposure based on completed audits, historical experience and discussions with the government auditors. The Company recorded an impairment loss on its shrimp farm operation in fiscal year 2003. An estimate of the fair value of its assets was made based on external appraisals of the land and buildings and internal estimates of the realizable value of the equipment. If these estimates or their related assumptions change, the Company may be required to record additional impairment losses for its shrimp farm operation or additional charges for disallowed costs on its government contracts.

Inflation

Inflation has not had a material impact on the Company's business because a significant amount of the Company's contracts are either cost based or contain commercial rates for services that are adjusted annually.

Quantitative and Qualitative Disclosures about Market Risk

The Company may have exposure to market risk for change in interest rates, primarily related to its investments. The Company does not have any derivative financial instruments included in its investments. The Company invests only in instruments that meet high credit quality standards. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk. As of July 31, 2003, the Company's investments consisted of short-term commercial paper and mutual funds. The Company does not expect any material loss with respect to its investments.

SELECTED CONSOLIDATED FINANCIAL DATA

The financial statements presented below have been reclassified to give retroactive effect to the FY 2003 discontinuance of the Company's shrimp farm operations. See note No. 17 to the Notes to Consolidated Financial Statements for additional information.

			Year Ended July 31,		
	2003	2002	2001	2000	1999
Operating data:		(In thousands, except per share amounts)			
Gross revenues	$116,214	$88,837	$87,923	$85,127	$75,411
Net revenues	90,490	73,408	73,148	69,155	63,349
Income from operations	7,679	5,017	4,472	1,745	53
Income from continuing operations before income taxes and minority interest	7,421	5,146	4,850	2,155	483
Net income from continuing operations	3,790	3,125	2,558	1,161	299
Net loss from discontinued operations	(4,992)	(1,716)	(663)	(382)	—
Total net income (loss)	$(1,202)	$1,409	$1,895	$779	$299
Net income (loss) per common share: basic					
Continuing operations	$0.95	$0.77	$0.62	$0.30	$0.08
Discontinued operations	(1.25)	(0.42)	(0.16)	(0.10)	—
Total net income per common share: basic	$(0.30)	$0.35	$0.46	$0.20	$0.08
Net income (loss) per common share: diluted					
Continuing operations	0.94	0.77	0.62	0.30	0.08
Discontinued operations	(1.23)	(0.42)	(0.16)	(0.10)	—
Net income (loss) per common share: diluted	$(0.29)	$0.35	$0.46	$0.20	$0.08
Cash dividends declared per common share: Basic and Diluted	0.33	0.32	0.32	0.32	0.32
Weighted average common shares outstanding:					
Basic	3,996,796	4,069,848	4,103,740	3,968,500	3,957,825
Diluted	4,050,385	4,072,694	4,103,740	3,968,500	3,957,825

			Year Ended July 31,		
	2003	2002	2001	2000	1999
Balance sheet data:		(In thousands, except per share amounts)			
Working capital	$27,479	$30,268	$24,019	$24,714	$27,503
Total assets	76,382	74,471	57,686	53,449	52,695
Long-term debt	137	—	40	58	516
Shareholders' equity	38,378	41,294	42,338	42,336	42,542
Book value per share:					
Basic	$9.60	$10.15	$10.31	$10.67	$10.75
Diluted	9.48	10.14	10.31	10.67	10.75

Report of Independent Auditors

To the Board of Directors and Shareholders of Ecology and Environment, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ecology and Environment, Inc. and its subsidiaries at July 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Buffalo, New York
October 27, 2003


CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

	July 31, 2003	July 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$6,577,390	$8,229,034
Investment securities available for sale	4,078,181	3,904,799
Contract receivables, net	40,692,336	32,720,338
Deferred income taxes	4,970,036	2,325,370
Income taxes receivable	—	312,977
Other current assets	3,517,283	5,144,428
Assets of discontinued operations held for sale	205,545	—
Total current assets	$60,040,771	$52,636,946
Property, building and equipment, net	12,175,137	16,961,544
Deferred income taxes	261,713	237,495
Other assets	3,903,912	4,635,298
Total assets	$76,381,533	$74,471,283
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$6,327,389	$5,923,996
Accrued payroll costs	4,872,149	4,359,302
Income taxes payable	1,150,564	266,411
Deferred revenue	7,375,313	3,822,069
Current portion of long-term debt and capital lease obligations	2,378,226	-
Other accrued liabilities	10,147,854	7,997,097
Liabilities of discontinued operations held for sale	310,378	-
Total current liabilities	$32,561,873	$22,368,875
Deferred revenue	3,835,937	9,088,740
Long-term debt and capital lease obligations	137,086	-
Minority interest	1,469,015	1,719,428
Shareholders' equity: Preferred stock, par value $.01 per share; authorized - 2,000,000 shares; no shares issued	-	-
Class A common stock, par value $.01 per share; authorized - 6,000,000 shares; issued - 2,469,071 and 2,468,571 shares	24,691	24,686
Class B common stock, par value $.01 per share; authorized - 10,000,000 shares; issued - 1,712,068 and 1,712,068 shares	17,121	17,121
Capital in excess of par value	17,467,974	17,372,444
Retained earnings	23,967,504	26,570,576
Accumulated other comprehensive income	(2,111,830)	(1,661,265)
Unearned compensation, net of tax	(156,552)	(222,921)
Treasury stock - Class A common, 83,513 and 82,717 shares; Class B common, 26,259 and 26,259 shares, at cost	(831,286)	(806,401)
Total shareholders' equity	$38,377,622	$41,294,240
Total liabilities and shareholders' equity	$76,381,533	$74,471,283

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENT OF INCOME

	Year ended July 31, 2003	2002	2001
Gross revenues	$116,214,080	$88,837,218	$87,923,115
Less: direct subcontract costs	25,724,518	15,428,749	14,774,722
Net revenues	$90,489,562	$73,408,469	$73,148,393
Operating costs and expenses:			
Cost of professional services and other direct operating expenses	50,822,400	38,100,251	38,143,813
Administrative and indirect operating expenses	22,041,153	20,469,657	21,751,540
Marketing and related costs	8,620,867	8,619,480	7,585,931
Depreciation	1,326,116	1,202,490	1,195,016
Total operating costs & expenses	$82,810,536	$68,391,878	$68,676,300
Income from operations	7,679,026	5,016,591	4,472,093
Interest expense	(155,517)	(24,706)	(40,004)
Interest income	213,269	303,046	521,599
Other expense	(315,855)	(148,697)	(103,317)
Income from continuing operations before income taxes and minority interest	$7,420,923	$5,146,234	$4,850,371
Total income tax provision	2,318,953	1,702,583	1,896,462
Net income from continuing operations before minority interest	$5,101,970	$3,443,651	$2,953,909
Minority interest	(1,312,139)	(318,989)	(396,374)
Net income from continuing operations	$3,789,831	$3,124,662	$2,557,535
Loss from discontinued operations	(8,303,739)	(2,641,682)	(1,018,835)
Income tax benefit on loss from discontinued operations	3,311,953	925,873	356,591
Net income (loss)	$(1,201,955)	$1,408,853	$1,895,291
Net income per common share: basic			
Continuing operations	$0.95	$0.77	$0.62
Discontinued operations	(1.25)	(0.42)	(0.16)
Net income per common share: basic	$(0.30)	$0.35	$0.46
Net income per common share: diluted			
Continuing operations	$0.94	$0.77	$0.62
Discontinued operations	(1.23)	(0.42)	(0.16)
Net income per common share: diluted	$(0.29)	$0.35	$0.46
Weighted average common shares outstanding: basic	3,996,796	4,069,848	4,103,740
Weighted average common shares outstanding: diluted	4,050,385	4,072,694	4,103,740

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

	Year Ended July 31, 2003	2002	2001
Cash flows from operating activities:			
Net income from continuing operations	$3,789,831	$3,124,662	$2,557,535
Net income from discontinued operations	(4,991,786)	(1,715,809)	(662,244)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	1,577,597	1,422,982	1,257,008
Amortization	366,747	233,075	246,507
Gain on disposition of property and equipment	1,930	1,250	22,039
Minority interest	(250,413)	849,929	396,374
Provision for contract adjustments	3,194,913	1,169,005	1,407,202
(Increase) decrease in:			
- contracts receivable, net	(11,260,498)	(11,202,876)	84,522
- other current assets	1,515,187	(3,629,468)	(329,874)
- income taxes receivable	312,977	227,975	(514,871)
- deferred income taxes	(2,670,786)	111,853	(657,429)
- other non-current assets	731,386	(2,712,282)	562,611
Increase (decrease) in:			
- accounts payable	410,198	888,521	661,435
- accrued payroll costs	512,847	319,003	470,273
- income taxes payable	884,153	(920,898)	1,187,309
- deferred revenue	(1,699,559)	12,910,809	—
- other accrued liabilities	2,454,330	3,821,568	844,742
Net cash provided by (used in) operating activities	$(5,120,946)	$4,899,299	$7,533,139
Cash flows provided by (used in) investing activities:			
Acquisitions	—	(222,541)	(245,925)
Purchase of property, building and equipment, net	(1,818,886)	(1,381,309)	(2,414,081)
Proceeds from sale of assets	—	—	96,450
Writedown of discontinued operations fixed assets, net	5,029,307	—	—
Payment for the purchase of bond	(168,891)	(149,987)	(149,276)
Net cash provided by (used in) investing activities	$3,041,530	$(1,753,837)	$(2,712,832)
Cash flows provided by (used in) financing activities:			
Dividends paid	(1,401,117)	(1,315,415)	(1,352,758)
Proceeds from (repayment of) debt	2,515,312	(39,516)	(18,701)
Net proceeds from issuance of common stock	3,625	75,634	161,550
Purchase of treasury stock	(242,337)	(425,739)	(216,391)
Foreign currency translation reserve	(447,711)	(1,043,364)	(559,806)
Net cash provided by (used in) financing activities	$427,772	$(2,748,400)	$(1,986,106)
Net increase (decrease) in cash and cash equivalents	(1,651,644)	397,062	2,834,201
Cash and cash equivalents at beginning of period	8,229,034	7,831,972	4,997,771
Cash and cash equivalents at end of period	$6,577,390	$8,229,034	$7,831,972

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Class	Shares	Amount	Capital In Excess of Par Value	Retained earnings	Accumulated Other Comprehensive Income	Unearned Compensation	Treasury Stock Shares	Treasury Stock Amount
Balance at July 31, 2000	A B	2,392,709 1,777,580	$23,927 17,772	$17,466,436	$25,914,566	$(159,692)	—	155,669	$(1,079,079)
Net income	—	—	—	—	1,895,291	—	—	—	—
Foreign currency translation reserve	—	—	—	—	—	(559,806)	—	—	—
Cash dividends paid ($.32 per share)	—	—	—	—	(1,312,759)	—	—	—	—
Unrealized investment gain, net	—	—	—	—	—	71,779	—	—	—
GAC dividends	—	—	—	—	(19,960)	—	—	—	—
Conversion of common stock - B to A	A B	21,300 (21,300)	213 (209)	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	28,366	(216,391)
Issuance of stock under stock award plan, net	—	—	—	(212,613)	—	—	(408,783)	(82,332)	746,941
Amortization, net of tax	—	—	—	—	—	—	190,000	—	—
Forfeitures	—	—	—	20,831	—	—	36,820	—	(76,894)
Balance at July 31, 2001	A B	2,414,009 1,756,280	$24,140 17,563	$17,274,654	$26,477,138	$(647,719)	$(181,963)	101,703	$(625,423)
Net income	—	—	—	-	1,408,853	-	-	—	—
Foreign currency translation reserve	—	—	—	—	-	(1,043,365)	-	—	—
Cash dividends paid ($.32 per share)	—	—	—	—	(1,315,415)	—	-	—	—
Unrealized investment gain, net	—	—	—	—	—	29,819	-	—	—
Conversion of common stock – B to A	A B	44,212 (44,212)	(442) (442)	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	57,515	(425,739)
Stock options	A	10,350	104	75,634	—	—	—	—	—
Issuance of stock under stock award plan, net	—	—	—	—	—	—	(324,456)	(50,242)	308,988
Amortization, net of tax	—	—	—	—	—	—	261,468	—	—
Forfeitures	—	—	—	22,156	—	—	22,030	—	(64,227)
Balance at July 31, 2002	A B	2,468,571 1,712,068	$24,686 17,121	$17,372,444	$26,570,576	$(1,661,265)	$(222,921)	108,976	$(806,401)
Net income	—	—	—	—	(1,201,955)	—	—	—	—
Foreign currency translation reserve	—	—	—	—	—	(447,711)	—	—	—
Cash dividends paid ($.33 per share)	—	—	—	—	(1,356,227)	—	-	—	—
Unrealized investment gain, net	—	—	—	—	—	(2,854)	—	—	—
GAC dividends	—	—	—	—	(44,890)	—	-	—	—
Conversion of common stock - B to A	—	—	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	—	—	—	—	—	39,508	(242,337)
Stock options	A	500	5	3,620	—	—	—	—	—
Issuance of stock under stock award plan, net	—	—	—	60,003	—	—	(255,184)	(38,712)	286,469
Amortization, net of tax	—	—	—	—	—	—	307,373	—	—
Forfeitures	—	—	—	31,907	—	—	14,180	—	(69,017)
Balance at July 31, 2003	A B	2,469,071 1,712,068	$24,691 17,121	$17,467,974	$23,967,504	$(2,111,830)	$(156,552)	109,772	$(831,286)

The accompanying notes are an intergral part of these financial statements.

1. Description of Business

Ecology and Environment, Inc. (the Company) is an environmental consulting and testing firm whose underlying philosophy is to provide a broad range of environmental consulting services worldwide so that sustainable economic and human development may proceed with minimum negative impact on the environment. These services include environmental audits and impact assessments, hazardous material site evaluations and response programs, water and groundwater monitoring, laboratory analyses, environmental infrastructure planning and many other projects provided by the Company's multidisciplinary professional staff. Gross revenues reflected in the Company's consolidated statement of income represent services rendered for which the Company maintains a primary contractual relationship with its customers. Included in gross revenues are certain services outside the Company's normal operations which the Company has elected to subcontract to other contractors. The costs relative to such subcontract services are deducted from gross revenues to derive net revenues.

During fiscal years ended July 31, 2003, 2002 and 2001, the percentage of total net revenues derived from contracts exclusively with the United States Environmental Protection Agency (EPA) were 12%, 16% and 32%, respectively. The Company's Superfund Technical Assessment and Response Team (START) contracts accounted for the majority of the EPA net revenue. The percentage of net revenues derived from contracts with the United States Department of Defense (DOD) were 17%, 17%, and 18% for fiscal years ended July 31, 2003, 2002 and 2001, respectively. The contracts in Saudi Arabia provided 13% of net revenues for the Company in fiscal year 2003 and 11% in fiscal year 2002. The contracts in Kuwait accounted for 11% of total net revenues in fiscal year 2003.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority owned subsidiaries. Also reflected in the financial statements is the 50% ownership in two Chinese operating joint ventures, Beijing Yi Yi Ecology and Engineering Co. Ltd. and the Tianjin Green Engineering Company. These joint ventures are accounted for under the equity method. All significant intercompany transactions and balances have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform with the current year presentation.

b. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

c. Reclassifications

Certain prior year amounts were reclassified to conform to the 2003 financial statement presentation.

d. Revenue recognition

Substantial amounts of the Company's revenues are derived from cost-plus-fee contracts using the percentage of completion method based on costs incurred plus the fee earned. The fees under certain government contracts are determined in accordance with performance incentive provisions. Such awards are recognized at the time the amounts can be reasonably determined. Provisions for estimated contract adjustments relating to cost based contracts have been deducted from gross revenues in the accompanying consolidated statement of income. These provisions are estimated and accrued annually based on government sales volume. Such adjustments typically arise as a result of interpretations of cost allowability under cost based contracts.

Revenues related to long-term government contracts are subject to audit by an agency of the United States government. Government audits have been completed through fiscal year 1994 and are currently in process for fiscal years 1995 through 2000. However, final rates have not been negotiated under these audits since 1989. The majority of the balance in the allowance for contract adjustments accounts represent a reserve against possible adjustments for fiscal years 1990 through 2003.

The balance of the Company's revenues consist of time and materials and fixed price contracts, including the contracts in Saudi Arabia and Kuwait. Revenue on fixed price contracts is recognized on the percentage of completion method.

Deferred revenue balances of $11.2 million and $12.9 million at July 31, 2003 and 2002, respectively, represent net advances received under the Saudi and Kuwait contracts. Those advances are amortized against future progress billings over the respective contract periods.

The Company adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101") in the fourth quarter of fiscal year 2001. The adoption of SAB101 did not have a material impact on the Company's operating results or financial position.

e. Investment securities

Investment securities have been classified as available for sale and are stated at estimated fair value. Unrealized gains or losses related to investment securities available for sale are reflected in accumulated other comprehensive income, net of applicable income taxes in the consolidated balance sheet and statement of changes in shareholders' equity. The cost of securities sold is based on the specific identification method.

f. Property, building and equipment, depreciation and amortization

Property, building and equipment are stated at cost. Office furniture and all equipment are depreciated on the straight-line method for book purposes, excluding computer equipment which is depreciated on the accelerated method for book purposes, and on accelerated methods for tax purposes over the estimated useful lives of the assets (three to seven years). The headquarters building is depreciated on the straight-line method for both book and tax purposes over an estimated useful life of 32 years. Its components are depreciated over their estimated useful lives ranging from 7 to 15 years. The analytical services center building and warehouse is depreciated on the straight-line method over an estimated useful life of 40 years for both book and tax purposes. Leasehold improvements are amortized for book purposes over the terms of the leases or the estimated useful lives of the assets, whichever is shorter, and over approximately 30 years for tax purposes. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for improvements are capitalized. When property or equipment is retired or sold, any gain or loss on the transaction is reflected in the current year's earnings.

g. Fair value of financial instruments

The carrying amount of cash and cash equivalents, contracts receivable and accounts payable at July 31, 2003 and 2002 approximate fair value. The amortized cost and estimated fair value of investment securities available for sale are fully described in Note 4. Long-term debt consists of capitalized equipment leases. Based on the Company's assessment of the current financial market and corresponding risks associated with the debt, management believes that the carrying amount of long-term debt at July 31, 2003 approximates fair value.

h. Translation of foreign currencies

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into U.S. dollars using exchange rates in effect at period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Translation adjustments are deferred in accumulated other comprehensive income.

The financial statements of foreign subsidiaries located in highly inflationary economies are remeasured as if the functional currency were the U.S. dollar. The remeasurement of local currencies into U.S. dollars creates translation adjustments which are included in net income. There were no highly inflationary economy translation adjustments for fiscal years 2001 - 2003. Management has also estimated and recorded in the current tax accounts the benefits attributable to the extraterritorial income tax deduction.

i. Income taxes

The Company follows the asset and liability approach to account for income taxes. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Although realization is not assured, management believes it is more likely than not that the recorded net deferred tax assets will be realized. Since in some cases management has utilized estimates, the amount of the net deferred tax asset considered realizable could be reduced in the near term. No provision has been made for United States income taxes applicable to undistributed earnings of foreign subsidiaries as it is the intention of the Company to indefinitely reinvest those earnings in the operations of those entities.

j. Pension costs

The Company has a non-contributory defined contribution plan providing deferred benefits for substantially all of the Company's employees. The Company also has a supplemental defined contribution plan to provide deferred benefits for senior executives of the Company. The annual expense of the Company's supplemental defined contribution plan is based on a percentage of eligible wages as authorized by the Company's Board of Directors. Benefits under this plan are funded as accrued.

The Company does not offer any benefits that would result in a liability under either SFAS No. 106 Employers' Accounting for Postretirement Benefits Other Than Pensions or SFAS No. 112 Employers' Accounting for Post Employment Benefits.

k. Stock based compensation
The Company has elected to continue measuring compensation costs for employee stock based compensation arrangements using the method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123 "Accounting for Stock Based Compensation." In accordance with APB Opinion No. 25, compensation expense is not recognized for stock option awards to employees under the Company's stock option plan since the exercise price of options granted is equal to or greater than the market price of the underlying stock at the date of grant.

l. Earnings per share
Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

m. Comprehensive Income
Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources." The term "comprehensive income" is used to describe the total net earnings plus other comprehensive income. For the Company, other comprehensive income includes currency translation adjustments on foreign subsidiaries and unrealized gains or losses on available-for-sale securities.

n. Segment reporting
In 1999, the Company adopted FASB Statement No. 131 ("SFAS No. 131") "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position but did affect the disclosure of segment information.

o. Impairment of Long-Lived Assets
The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 required that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. The Company recognized an impairment loss of $5,007,364 ($3,010,005 net of tax) on its shrimp farm operations in FY 2003.

p. Inventories
Inventories consist of shrimp, feed, and chemicals and are stated at the lower of cost or market and are included in other current assets in the amount of $0 and $1,098,967 at July 31, 2003 and 2002, respectively. At July 31, 2002 $145,023, $498,313 and $455,631 is classified as raw materials, work in progress, and finished goods, respectively.

3. Cash and Cash Equivalents
The Company's policy is to invest cash in excess of operating requirements in income-producing short-term investments. At July 31, 2003 and 2002, short-term investments consist of commercial paper and money market funds and are carried at cost. Short-term investments amounted to approximately $51,000 and $4,187,000 at July 31, 2003 and 2002, respectively, and are reflected in cash and cash equivalents in the accompanying consolidated balance sheet and statement of cash flows.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for interest amounted to $155,517, $19,655 and $12,623 in fiscal years 2003, 2002 and 2001, respectively. Cash paid for income taxes amounted to $761,309, $1,593,592 and $894,791 in fiscal years 2003, 2002 and 2001, respectively.

4. Investment Securities
The amortized cost and estimated fair values of investment securities were as follows:

July 31, 2003	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Investment securities available for sale:				
Mutual funds	$3,899,003	$128,247	$—	$4,027,250
Municipal notes and bonds	50,931	—	—	50,931
	$3,949,934	$128,247	$—	$4,078,181
July 31, 2002				
Investment securities available for sale:				
Mutual funds	$3,756,248	$123,755	$—	$3,880,003
Municipal notes and bonds	24,796	—	—	24,796
	$3,781,044	$123,755	$—	$3,904,799

The amortized cost and estimated fair value of debt securities available for sale by contractual maturity as of July 31, 2003 were as follows:

	Estimated fair value	Amortized cost
Due in one year or less	$—	$—
Due after one year through five years	50,931	50,931
Due after five years through ten years	—	—
Due after ten years	—	—
	$50,931	$50,931
Mutual funds available for sale	4,027,250	3,899,003
	$4,078,181	$3,949,934

There were no sales of investment securities recorded in fiscal years 2003 and 2002. The unrealized investment securities gain and unrealized investment securities loss, net of applicable income taxes, at July 31, 2003 and 2002 of $76,949 and $74,254, respectively, are reflected in accumulated other comprehensive income in the consolidated balance sheet.

5. Contract Receivables, net

	July 31, 2003	2002
United States government		
Billed	$2,955,118	$4,271,382
Unbilled	4,040,740	2,818,124
	$6,995,858	$7,089,506
Industrial customers and state and municipal governments		
Billed	35,589,749	19,748,261
Unbilled	1,332,225	8,387,694
	$36,921,974	$28,135,955
Less allowance for contract adjustments	(3,225,496)	(2,505,123)
	$40,692,336	$32,720,338

United States government receivables arise from long-term U.S. government prime contracts and subcontracts. Unbilled receivables result from revenues which have been earned, but are not billed as of period-end. The above unbilled balances are comprised of incurred costs plus fees not yet processed and billed; and differences between year-to-date provisional billings and year-to-date actual contract costs incurred and fees earned of approximately $33,000 at July 31, 2003 and $36,000 at July 31, 2002. Management anticipates that the July 31, 2003 unbilled receivables will be substantially billed and collected in fiscal year 2004. Included in the balance of receivables for industrial customers and state and municipal customers are receivables due under the contracts in Saudi Arabia and Kuwait of $17.4 million and $10.2 million at July 31, 2003 and 2002, respectively. Within the above billed balances are contractual retainages in the amount of approximately $496,445 at July 31, 2003 and $684,213 at July 31, 2002. Management anticipates that the July 31, 2003 retainage balance will be substantially collected in fiscal year 2004. Included in other accrued liabilities is an additional allowance for contract adjustments relating to potential cost disallowances on amounts billed and collected in current and prior years' projects of approximately $1,729,488 at July 31, 2003 and $2,332,730 at July 31, 2002. An allowance for contract adjustments is recorded for contract disputes and government audits when the amounts are estimable.

The contracts in Saudi Arabia are through the Company's majority owned (66 2/3%) subsidiary Ecology and Environment of Saudi Arabia Co., LTD. (EESAL). The Company has an agreement with its' minority shareholder to divide any profits in EESAL from the current contracts equally, and to pay to the minority shareholder a commission of 5% of the total contract values. The commission and additional profit sharing covers on-going representation in the Kingdom, logistical support including the negotiation and procurement of Saudi national personnel, facilities, equipment, licenses, permits, and any other support deemed necessary in the implementation and performance of the Saudi contracts. As of July 31,2003 the Company has incurred expense of $ 891,000 ($505,000 in fiscal year 2003 and $386,000 in fiscal year 2002) under the terms of this commission agreement.

6. Property, Building and Equipment, net

	July 31, 2003	2002
Land	$542,531	$1,005,202
Land improvements	—	2,888,938
Buildings	13,230,547	14,033,769
Laboratory and other equipment	4,896,479	4,976,323
Data Processing equipment	4,147,451	3,788,022
Office furniture and equipment	2,211,666	2,067,363
Leasehold improvements and other	1,096,412	897,067
	$26,125,086	$29,656,684
Less accumulated depreciation and amortization	(13,949,949)	(12,695,140)
	$12,175,137	$16,961,544

7. Line of Credit

The Company maintains an unsecured line of credit available for working capital and letters of credit of $20 million with a bank at 0.5% below the prevailing prime rate. A second line of credit has been established at another bank for up to $13.5 million exclusively for letters of credit. At July 31, 2003 and 2002, respectively, the Company had letters of credit outstanding totaling $16,822,254 and $13,823,000, respectively.

The Company has obtained two waivers from covenants under one of its bank line of credit agreements. The waivers were necessary as a result of the reported impairment loss of the shrimp farm operation and the $2.1 million bank overdraft in one of the Company's foreign bank accounts. The first waiver reduced the required minimum tangible net worth from $43.0 million to $39.0 million excluding Accumulated Other Comprehensive Income and intangible assets. Tangible net worth at July 31, 2003 as defined by the covenant is $40.0 million. The second waiver eliminates the minimum current ratio required (defined as total current assets less deferred income taxes minus total current liabilities) of 1.8:1 for the fiscal year ended July 31, 2003. The current ratio at July 31, 2003 as defined by the covenant is 1.69:1.

8. Debt and Capital Lease Obligations

Debt inclusive of capital lease obligations at July 31, 2003 consists of the following:

	FY 2003
Bank overdraft (a)	$2,149,624
Various bank loans and advances at interest rates ranging from 10% to 14%	220,545
Capital lease obligations at varying interest rates averaging 12%	145,143
	2,515,312
Less: current portion of debt	(2,311,993)
current portion of lease obligations	(66,233)
Long-term debt and capital lease obligations	$137,086

The aggregate maturities of long-term debt and capital lease obligations at July 31, 2003 are as follows:

FY 2004	$2,378,226
FY 2005	93,568
FY 2006	43,518
FY 2007	—
FY 2008	—
	$2,515,312

(a) Consists of an interest free overdraft in a foreign bank account which was eliminated by subsequent deposits in the amount of $2.9 million several days after fiscal year end.

9. Income Taxes

Income from continuing operations, net of minority interests, before provision for income taxes consists of:

	Fiscal Year 2003	2002	2001
US	$5,517,312	$4,797,710	$3,988,750
Foreign	591,472	29,535	465,247
	$6,108,784	$4,827,245	$4,453,997

The income tax provision (benefit) from continuing operations, net of minority interests, consists of the following:

	Fiscal Year 2003	2002	2001
Current:			
Federal	$1,873,956	$1,477,429	$1,886,596
State	201,199	105,129	250,000
Foreign	938,040	76,411	194,072
	$3,013,195	$1,658,969	$2,330,668
Deferred:			
Federal	$(640,628)	$28,252	$(439,651)
State	(53,614)	15,362	5,445
	$(694,242)	$43,614	$(434,206)
	$2,318,953	$1,702,583	$1,896,462

The provision for income taxes on income from continuing operations, net of minority interests, differs from the federal statutory rate due to the following:

	Fiscal Year		
	2003	2002	2001
Federal tax	34.0%	34.0%	34.0%
State tax, net	1.6	1.6	3.8
Nondeductible expenses	0.4	(0.4)	0.6
Tax exempt interest	(0.8)	(1.1)	(1.1)
Foreign operations	8.6	1.4	0.8
Extraterritorial income tax benefit	(5.4)	(2.1)	0.%
Adjustment to prior year taxes	0.0	0.0	4.0
Other	(0.4)	1.9	0.5
Total	38.0%	35.3%	42.6%

Deferred tax assets (liabilities) are comprised of the following:

	Fiscal Year	
	2003	2002
Contract and other reserves	$2,650,020	$1,989,260
Discontinued operations	2,070,881	—
Accrued compensation	506,726	470,325
Unearned stock compensation	102,761	254,160
Other	554,663	253,248
Gross deferred tax assets	$5,885,051	$2,966,993
State income taxes	(279,816)	(148,109)
Other	(373,486)	(256,019)
Gross deferred tax liabilities	(653,302)	(404,128)
Net deferred tax asset	$5,231,749	$2,562,865

The Company has not recorded income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. At July 31, 2003, these amounts, net of applicable foreign tax credits, were not material.

10. Shareholders' Equity

a. Class A and Class B common stock

The relative rights, preferences and limitations of the Company's Class A and Class B common stock can be summarized as follows: Holders of Class A shares are entitled to elect 25% of the Board of Directors so long as the number of outstanding Class A shares is at least 10% of the combined total number of outstanding Class A and Class B common shares. Holders of Class A common shares have one-tenth the voting power of Class B common shares with respect to most other matters.

In addition, Class A shares are eligible to receive dividends in excess of (and not less than) those paid to holders of Class B shares. Holders of Class B shares have the option to convert at any time, each share of Class B common stock into one share of Class A common stock. Upon sale or transfer, shares of Class B common stock will automatically convert into an equal number of shares of Class A common stock, except that sales or transfers of Class B common stock to an existing holder of Class B common stock or to an immediate family member will not cause such shares to automatically convert into Class A common stock.

b. Incentive stock compensation

Under the Company's incentive stock option plan (the "plan"), key employees, including officers of the Company, were granted options to purchase shares of Class A Common stock at an option price of at least 100% of the shares' fair market value at the date of grant. Shares become exercisable after a minimum holding period of five years from the date of grant and expire after a period of ten years from the date of grant. A total of 209,390 shares were granted under the plan. The plan was terminated in March of 1996.

Activity under the plan is as follows:

Cancelled shares at $11.00 per share	3,645
Expired shares at $16.08 per share	16,112
Options outstanding at July 31, 2001 at a weighted average price of $9.63 per share	61,954
Exercised shares	10,350
Cancelled shares at $10.05 per share	4,190
Expired shares	0
Options outstanding at July 31, 2002 at a weighted average price of $10.11 per share	47,414
Exercised shares at $7.25 per share	500
Cancelled shares at $12.16 per share	11,574
Expired shares at $10.37 per share	1,950
Options outstanding at July 31, 2003 at a weighted average price of $9.28 per share	33,390

Of the 33,390 options outstanding at July 31, 2003, 10,290 have an exercise price of $12.38 per share and a contractual life of .75 years, 8,500 have an exercise price of $9.00 per share and a contractual life of 1.4 years and 14,600 have an exercise price of $7.25 per share and a contractual life of 2.4 years.

The Company estimates that if it elected to measure compensation cost for employee stock based compensation arrangements under SFAS No. 123, it would not have caused net income and earnings per share for fiscal years 2001 - 2003 to be materially different from their reported amounts.

c. Stock Award Plan

Effective March 16, 1998, the Company adopted the Ecology and Environment, Inc. 1998 Stock Award Plan (the "Award Plan") under which key employees (including officers) of the Company or any of its present or future subsidiaries may be designated to receive awards of Class A common stock of the Company as a bonus for services rendered to the Company or its subsidiaries, without payment therefore, based upon the fair market value of the common stock at the time of the award. The plan requires a three-year vesting period. The 1998 plan agreement provides that the stock cannot be sold, assigned, or transferred before a three year vesting period is completed and that the shares are forfeited if an individual's employment is terminated before the vesting period is completed. Accordingly, the Company is amortizing the expense associated with the issuance of the shares ratably over three years.

The Company issued 38,712 shares at an average fair value of $7.40 per share in the second quarter of fiscal year 2003 and 50,242 shares at an average fair value of $6.15 per share during the second quarter of fiscal year 2002. Unearned compensation is recorded at the time of issuance and is being amortized over the vesting period. The Award Plan expired by its terms on March 16, 2003. The plan was extended by the Board of Directors from March 16, 2003 to January 15, 2004.

11. Lease Commitments

The Company rents certain office facilities and equipment under non-cancelable operating leases. The Company also rents certain facilities for servicing project sites over the term of the related long-term government contracts. These contracts provide for reimbursement of any remaining rental commitments under such lease agreements in the event that the government terminates the contract.

At July 31, 2003, future minimum rental commitments, net of estimated amounts allocable to government contracts with rental cost reimbursement clauses, were as follows:

Fiscal Year	Gross	Reimbursable	Net
2004	$2,269,915	$662,255	$1,607,660
2005	1,944,364	584,517	1,359,847
2006	1,505,838	432,179	1,073,659
2007	296,774	—	296,774
2008	113,919	—	113,919
Thereafter	34,077	—	34,077

Gross rental expense under the above lease commitments for 2003, 2002, and 2001 was $2,493,356, $2,459,049 and $2,959,728, respectively.

12. Defined Contribution Plans

Contributions to the defined contribution plan and supplemental retirement plan are discretionary and determined annually by the Board of Directors. The total expense under the plans for fiscal years 2003, 2002, and 2001 was $1,359,740, $1,310,417, and $1,214,636, respectively.

13. Earnings Per Share

The computation of basic earnings per share reconciled to diluted earnings per share follows:

	2003	Fiscal Year 2002	2001
Income from continuing operations available to common stockholders	$3,789,831	$3,124,662	$2,557,535
Income from discontinued operations available to common stockholders	(4,991,786)	(1,715,809)	(662,244)
Total income available to common stockholders	$(1,201,955)	$1,408,853	$1,895,291
Weighted-average common shares outstanding (basic)	3,996,796	4,069,848	4,103,740
Basic earnings per share:			
Continued operations	$0.95	$0.77	$0.62
Discontinued operations	(1.25)	(0.42)	(0.16)
Total basic earnings per share	$(0.30)	$0.35	$0.46
Incremental shares from assumed conversions of stock options	1,870	2,846	—
Adjusted weighted-average common shares outstanding	4,050,385	4,072,694	4,103,740
Diluted earnings per share:			
Continued operations	$0.94	$0.77	$0.62
Discontinued operations	(1.23)	(0.42)	(0.16)
Total diluted earnings per share	$(0.29)	$0.35	$0.46

At July 31, 2003 and July 31, 2002, there were 18,790 and 47,414 stock options outstanding with an exercise price ranging from $7.25 to $12.38 which was not included in the above calculations due to their antidilutive nature.

14. Contingencies

Certain contracts contain termination provisions under which the customer may, without penalty, terminate the contracts upon written notice to the Company. In the event of termination, the Company would be paid only termination costs in accordance with the particular contract.

The Company is involved in litigation arising in the normal course of business. In the opinion of management, any adverse outcome to this litigation would not have a material impact on the financial results of the Company.

15. Acquisitions

On July 26, 2001, the Company purchased an interest in a fish farm located in Jordan. The assets were purchased for approximately $513,000 by a newly formed entity, AMARACO, of which E&E owns 51%. The farm is located on the banks of the Jordan River, 120 kilometers north of Amman. The farm was not operating at the time of the asset purchase. AMARACO has invested approximately $500,000 to upgrade the farm's infrastructure, production methods, and species selection.

This acquisition has been accounted for under the purchase method with the results of their operations consolidated with the Company's results of operations from the acquisition date.

16. Goodwill

In July 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets.* Statement No. 141 requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. Statement No. 142 discusses how intangible assets that are acquired should be accounted for in financial statements upon their acquisition and also how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Beginning on August 1, 2001 with the adoption of Statement No. 142, goodwill existing on July 31, 2001, is no longer being amortized. Rather the goodwill is subject to an annual assessment for impairment. During fiscal year 2003, this test did not result in any charges. The adoption of SFAS No. 142 did not have a material impact on the Company's financial statements. The following pro forma discloses the impact on the reported earnings of the Company for fiscal year July 31, 2001:

For the year ended July 31,2001	
Reported net income	$1,895,291
Add back: goodwill amortization	43,080
Adjusted net income	$1,938,371
Basic and diluted earnings per share	$.46
Goodwill amortization	.01
Adjusted earnings per share	$.47

17. Shrimp Farm – Discontinued Operations

During the fourth quarter of fiscal year 2003, the Company made the decision to discontinue its shrimp farm operation, Frutas Marinas S.A. The farm had failed to achieve planned production estimates. Operations management was unable to control repeated outbreaks of disease, primarily White Spot Syndrome Virus resulting in repeated operating losses for the last three years and depressed selling prices for shrimp. The Company made the decision to terminate operations at its Board of Directors' meeting in July 2003 and is committed to sell the assets within one year.

In accordance with Financial Accounting Standards No. *144 Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviewed the assets of Frutas Marinas S.A. to determine the extent of the impairment loss in the carrying value of the assets. The Company reports results of operations for the shrimp farm under its Aquaculture Segment. The Company is committed to marketing the sale of its farm for its highest and best value. The Company has estimated the fair value of its assets primarily based on external appraisals of the property and buildings for general farm use due to anticipated difficulty in selling the property as a shrimp farm operation because of lack of a profitable operating history. As a result, the Company has recognized an impairment loss of $5,007,364.

Operating results for the discontinued Frutas Marinas S.A. are as follows:

	FY 2003
Net revenues	$1,262,021
Operating loss before income tax benefit	(3,296,375)
Provision for income tax benefit	1,314,594
Loss from operations of discontinued shrimp farm business	$(1,981,781)
Impairment loss on discontinued shrimp farm business (net of tax benefit of $1,997,359)	(3,010,005)
Loss on discontinued operations	$(4,991,786)

18. Segment Reporting

Ecology and Environment, Inc. has three reportable segments: consulting services, analytical laboratory services, and aquaculture. The consulting services segment provides broad based environmental services encompassing audits and impact assessments, surveys, air and water quality management, environmental engineering, environmental infrastructure planning, and industrial hygiene and occupational health studies to a world wide base of customers. The analytical laboratory provides analytical testing services to industrial and governmental clients for the analysis of waste, soil and sediment samples. The shrimp aquaculture facility, located in Costa Rica, and the fish farm located in Jordan, produce shrimp and tilapia respectively. Both products are grown in a controlled environment for markets worldwide. The aquaculture segment results for fiscal year 2003 includes an impairment loss of $5.0 million ($3.0 million net of tax) as a result of the Company's decision to cease operations of its shrimp farm operation. The assets are treated as "held for sale" in the accompanying financial statements.

The Company evaluates segment performance and allocates resources based on operating profit before interest income/expense and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intercompany sales from the analytical services segment to the consulting segment are recorded at market selling price, intercompany profits are eliminated. The Company's reportable segments are separate and distinct business units that offer different products. Consulting services are sold on the basis of time charges while analytical services and aquaculture products are sold on the basis of product unit prices.

Reportable segments for the fiscal year ended July 31, 2003 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers (1)	$84,682,327	$5,800,341	$6,894	—	—	$90,489,562
Intersegment net revenues	1,769,667	—	—	—	(1,769,667)	—
Total consolidated net revenues	$86,451,994	$5,800,341	$6,894	—	$(1,769,667)	$90,489,562
Depreciation expense (1)	$954,642	$316,002	$55,472	—	—	$1,326,116
Segment profit (loss) before income taxes and minority interest	7,727,645	(132,400)	(174,322)	(8,303,739)	—	(882,816)
Segment assets	67,676,533	7,878,000	621,000	206,000	—	76,381,533
Expenditures for long-lived assets – gross	1,238,166	580,720	—	—	—	1,818,886

Geographic Information:	Net Revenues (1) (2)	Long-Lived Assets – Gross
United States	$60,169,562	$25,347,086
Foreign Countries	30,320,000	778,000

(1) Net revenue of $1,262,021 and depreciation expense of $251,481from discontinued operations is excluded from this table.
(2) Net revenues are attributed to countries based on the location of the customers.

Reportable segments for the fiscal year ended July 31, 2002 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers (1)	$69,169,489	$4,238,980	—	—	—	$73,408,469
Intersegment net revenues	2,497,687	—	—	—	(2,497,687)	—
Total consolidated net revenues	$71,667,176	$4,238,980	—	—	$(2,497,687)	$73,408,469
Depreciation expense (1)	$796,527	$405,963	—	—	—	$1,202,490
Segment profit (loss) before income taxes and minority interest	6,108,083	(961,849)	—	(2,641,682)	—	2,504,552
Segment assets	59,114,233	6,867,000	792,050	7,698,000	—	74,471,283
Expenditures for long-lived assets – gross	419,292	585,626	55,919	320,472	—	1,381,309

Geographic Information:	Net Revenues (1) (2)	Long-Lived Assets – Gross
United States	$51,452,650	$23,551,684
Foreign Countries	21,955,819	6,105,000

(1) Net revenue of $893,181 and depreciation expense of $220,492 from discontinued operations is excluded from this table.
(2) Net revenues are attributed to countries based on the location of the customers.

Reportable segments for the fiscal year ended July 31, 2001 are as follows:

	Consulting	Analytical	Aquaculture Continued	Aquaculture Discontinued	Elimination	Total
Net revenues from external customers (1)	$69,146,912	$4,001,481	—	—	—	$73,148,393
Intersegment net revenues	2,172,292	—	—	—	(2,172,292)	—
Total consolidated net revenues	$71,319,204	$4,001,481	—	—	$(2,172,292)	$73,148,393
Depreciation expense (1)	$822,475	$372,541	—	—	—	$1,195,016
Segment profit (loss) before income taxes and minority interest	5,578,815	(728,444)	—	(1,018,835)	—	3,831,536
Segment assets	44,062,017	6,756,000	—	6,868,000	—	57,686,017
Expenditures for long-lived assets – gross	667,427	285,508	—	1,461,146	—	2,414,081

Geographic Information:	Net Revenues (1) (2)	Long-Lived Assets – Gross
United States	$65,418,542	$22,468,086
Foreign Countries	7,729,851	6,238,000

(1) Net revenue of $274,149 and depreciation expense of $61,992 from discontinued operations is excluded from this table.
(2) Net revenues are attributed to countries based on the location of the customers.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands, except per share information)

2003	First	Second	Third	Fourth
Gross revenues	$21,883	$29,692	$33,339	$31,300
Net revenues	19,051	21,388	24,198	25,852
Income from operations	1,990	1,640	1,948	2,100
Income from continuing operations before income taxes and minority interest	1,965	1,658	1,868	1,930
Net income from continuing operations	1,044	877	998	871
Net income from discontinued operations	(491)	(446)	(410)	(3,645)
Total net income	$553	$431	$588	$(2,774)
Net income per common share: basic Continuing operations	$0.26	$0.22	$0.24	$0.23
Discontinued operations	(0.12)	(0.11)	(0.10)	(0.92)
Total net income per common share: basic	$0.14	$0.11	$0.14	$(0.69)
Net income per common share: diluted Continuing operations	$0.26	$0.22	$0.24	$0.22
Discontinued operations	(0.12)	(0.11)	(0.10)	(0.90)
Total net income per common share: diluted	$0.14	$0.11	$0.14	$(0.68)

2002	First	Second	Third	Fourth
Gross revenues	$19,701	$21,946	$21,452	$25,738
Net revenues	16,274	18,013	17,895	21,228
Income from operations	1,395	842	1,221	1,558
Income from continuing operations before income taxes and minority interest	1,344	907	1,263	1,631
Net income from continuing operations	724	504	714	1,181
Net income from discontinued operations	(332)	(343)	(314)	(726)
Total net income	$392	$161	$400	$455
Net income per common share: basic and diluted Continuing operations	$0.18	$0.12	$0.18	$0.29
Discontinued operations	(0.08)	(0.08)	(0.08)	(0.18)
Total net income per common share	$0.10	$0.04	$0.04	$0.11
Cash dividends declared per common share: basic and diluted	—	0.16	—	0.16

TRADING PRICE OF E&E CLASS A COMMON STOCK

The following table represents the range of high and low prices of the Company's Class A Common Stock as reported by the American Stock Exchange for the periods indicated.

FISCAL 2003	High	Low
First Quarter (commencing August 1, 2002 – October 26, 2002)	$10.30	$8.70
Second Quarter (commencing October 27, 2002 – January 25, 2003)	9.00	7.75
Third Quarter (commencing January 26, 2003 – April 26, 2003)	8.50	7.25
Fourth Quarter (commencing April 27, 2003 – July 31, 2003)	10.04	8.35

FISCAL 2002	High	Low
First Quarter (commencing August 1, 2001 – October 27, 2001)	$11.75	$7.50
Second Quarter (commencing October 28, 2001 – January 26, 2002)	11.86	8.10
Third Quarter (commencing January 27, 2002 – April 27, 2002)	10.95	9.90
Fourth Quarter (commencing April 28, 2002 – July 31, 2002)	11.80	10.20

The number of holders of record of the Company's Common Stock was 502 as of September 30, 2003. The Company estimates that it has a significantly greater number of Class A Common Stock shareholders because a substantial number of the Company's shares are held in street name.

ecology and environment, inc.

INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT

BOARD OF DIRECTORS
Gerhard J. Neumaier
President and Director
Frank B. Silvestro
Executive Vice President
and Director
Gerald A. Strobel, P.E.
Executive Vice President of
Technical Services and Director
Ronald L. Frank
Executive Vice President of Finance,
Secretary ,Treasurer, and Director
Gerard A. Gallagher, Jr.
Director
Harvey J. Gross
Director
Ross M. Cellino
Director
Timothy Butler
Director

CORPORATE OFFICERS
Gerhard J. Neumaier
President
Frank B. Silvestro
Executive Vice President
Gerald A. Strobel, P.E.
Executive Vice President of
Technical Services
Ronald L. Frank
Executive Vice President of Finance,
Secretary, and Treasurer
Roger J. Gray
Senior Vice President
Laurence M. Brickman, Ph.D.
Senior Vice President
Ronald J. Skare
Senior Vice President
Nancy Aungst
Vice President
James B. Collins
Vice President
Kevin Donovan
Vice President
Gerard A. Gallagher, III
Vice President
Timothy J. Grady, P.E.
Vice President
Cheryl A. Karpowicz
Vice President
Fred J. McKosky, P.E.
Vice President
Kevin S. Neumaier, P.E.
Vice President
George A. Rusk, J.D.
Vice President
Christopher L. Quina, P.G.
Vice President
Richard Rudy, P.G., C.P.G.
Vice President
George W. Welsh
Vice President

CORPORATE OFFICES
Buffalo Corporate Center
368 Pleasant View Drive
Lancaster, NY 14086-1397
TEL: 1 (716) 684-8060
FAX: 1 (716) 684-0844
E-MAIL: rfrank@ene.com
WEB: www.ene.com

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
TEL: 1 (212) 936-5100

EXCHANGE LISTING
American Stock Exchange
Ticker Symbol: EEI

INDEPENDENT AUDITOR
PricewaterhouseCoopers LLP
3600 HSBC Tower
Buffalo, NY 14203

LEGAL COUNSEL
Gross, Shuman, Brizdle & Gilfillan, P.C.
465 Main Street, Suite 600
Buffalo, New York 14203

FORM 10-K
E&E's Annual Report including financial statements is for the general information of the Company's shareholders. It is not intended to be used in connection with any sale or purchase of securities.

Shareholders may obtain from the Company without charge a copy of its Annual Report on Form 10-K as filed with the Securities and Exchange Commission, including financial schedules, by sending a written request to Mr. Ronald L. Frank, Secretary, Ecology and Environment, Inc., 368 Pleasant View Drive, Lancaster, NY 14086-1397.

LABORATORY
Analytical Services Center
Lancaster, NY

OTHER OFFICES
Anchorage
Austin
Baton Rouge
Boulder
Chicago
Dallas
Houston
Kansas City
Lake Tahoe
Los Angeles
Miami
New York City
Orlando
Pensacola
Peoria
Portland
San Francisco
Seattle
Tallahassee
Washington
West Palm Beach
Wheeling

SUBSIDIARIES
American Arab Aquaculture Company
(AMARACO) (Jordan)
Beijing YiYi Ecology and
Environment Engineering, Ltd. (China)
Consortium of International Consultants LLC
E&E Drilling and Testing Co., Inc.
E&E Umwelt - Beratung GmbH, (Germany)
Ecology & Environment de Chile, S.A.
Ecology & Environment
International Services, Inc.
Ecology & Environment South America, Inc.
(Cayman Islands)
Ecology and Environment de Mexico S.A. de C.V.
ecology and environment do brasil ltda.
Ecology and Environment Engineering, Inc.
Ecology and Environment Eurasia (Russia)
Ecology and Environment of Saudi Arabia Co., Ltd.
Ecology and Environment, Kazakhstan
Ecology and Environment, Limited (Ireland)
Ecology and Environment, S.A. (Venezuela)
Frutas Marinas Del Mar S.A. (Costa Rica)
Gestion Ambiental Consultores S.A. (Chile)
Walsh Environmental Scientists
and Engineers, LLC



ecology and environment, inc.

INTERNATIONAL SPECIALISTS IN THE ENVIRONMENT

Buffalo Corporate Center • 368 Pleasant View Drive • Lancaster, NY 14086-1397